Exhibit 4.8
FOURTH AMENDMENT
TO THE
CARDINAL HEALTH 401(K) SAVINGS PLAN
(As Amended and Restated January 1, 2020)

Background Information

A.    Cardinal Health, Inc. (“Cardinal Health”) previously adopted and currently maintains the Cardinal Health 401(k) Savings Plan (the “Plan”) for the benefit of employees of Cardinal Health and its subsidiaries and affiliates.

B.    Section 12.02 of the Plan provides that the Plan may be amended at any time through a written resolution adopted or approved by the Financial Benefit Plans Committee (“FPBC”) with respect to any amendment that (i) is required by law to maintain the tax-qualified status of the Plan, or (ii) when aggregated with any other amendment or amendments approved on the same date, is reasonably expected to have an annual financial impact on the Company of $5 million or less.

C.    The FBPC has concluded that the amendment set forth below (i) is required by law to maintain the tax-qualified status of the Plan, and (ii) when aggregated with any other amendments set to be approved on the same date, is reasonably expected to have an annual financial impact of Cardinal Health of less than $5 million.

D.    The FBPC desires to amend the Plan to: (1) clarify the Plan’s provisions governing the allocation of forfeitures; (2) implement certain changes in law pursuant to the Coronavirus Aid, Relief, and Economic Security (CARES) Act, and related guidance issued by the Internal Revenue Service; and (3) update the Plan’s loan provisions with respect to participants who terminate employment while a Plan loan is outstanding.

Amendment of the Cardinal Health 401(k) Savings Plan

The Plan is hereby amended as set forth below, effective as of the dates set forth below.

1.    Effective January 1, 2021, Section 3.12 of the Plan is hereby amended in its entirety to read as follows:

“Section 3.12        ALLOCATION OF FORFEITURES. Subject to any restoration allocation required under Section 4.05, the Plan Administrator shall allocate and use the amount of a Participant’s benefit forfeited under the Plan either to pay reasonable expenses of the Plan (to the extent not paid by the Employer) or to reduce Employer Contributions, Special Contributions, Matching Contributions and/or other contributions payable under the Plan, as determined by the Plan Administrator, for the Plan Year in which the forfeiture occurs.”

2.    Effective January 1, 2020, Section 5.05 of the Plan is amended by adding a new subsection J to the end thereof, to read as follows:

“J.    Suspension of 2020 Required Minimum Distributions. Notwithstanding anything in this Section 5.05 to the contrary, a Participant or Beneficiary who would have been required to receive required minimum distributions for the 2020 Plan Year but for the enactment of Code Section 401(a)(9)(I)

of the Code (“2020 RMDs”), and who would have satisfied that requirement by receiving distributions that are (1) equal to the 2020 RMDs or (2) one or more payments (that include the 2020 RMDs) in a series of substantially equal periodic payments made at least annually and expected to last for the life (or life expectancy) of the Participant, the joint lives (or joint life expectancies) of the Participant and the Participant’s designated Beneficiary, or for a period of at least ten years, will not receive those distributions, unless the Participant or Beneficiary affirmatively elects to receive the distribution (which includes an election prior to April 1, 2020 for a 2020 RMD payment on a specific date in 2020). A direct rollover will be offered only for distributions (excluding any portion comprising the 2020 RMDs) that would be eligible rollover distributions in the absence of Code Section 401(a)(9)(I).”

3.    Effective May 24, 2021, the third sentence of Section 6.06(E)(i) of the Plan is hereby amended to read as follows:

“However, notwithstanding the foregoing provisions of this Section 6.06(E), if a Participant is terminated from employment, the Participant may continue to make loan payments on any loan balance outstanding at the time of such termination according to the rules and procedures adopted by the Plan Administrator.”

4.    Effective April 13, 2020, a new Section 6.08 is added to the Plan to read as follows:

“Section 6.08        CORONAVIRUS-RELATED DISTRIBUTIONS. Notwithstanding any other provision to the contrary, the following special rules apply to any Participant who is an Affected Individual who received a Coronavirus-Related Distribution.

A.    A Coronavirus-Related Distribution shall be treated as meeting the requirements of Code Section 401(k)(2)(B)(i) and shall not be subject to the tax treatment that applies to an Eligible Rollover Distribution (as defined in Section 6.05(B) of the Plan).

B.    Code Section 72(t) shall not apply to any Coronavirus-Related Distribution. Unless the Affected Individual elects otherwise, any Coronavirus-Related Distribution that would be included in the Affected Individual’s gross income for the taxable year of the distribution shall be included in gross income ratably over a three-year period beginning in the year of the distribution.

C.    The aggregate amount of Coronavirus-Related Distributions shall not exceed (i) $100,000 or (ii) the amount of an Affected Individual’s Nonforfeitable Account Balance.

D.    An Affected Individual who received a Coronavirus-Related Distribution may, at any time during the three-year period beginning on the day after receipt of the Coronavirus-Related Distribution, make one or more repayments to the Plan in an aggregate amount not to exceed the amount of the Coronavirus-Related Distribution. Amounts repaid hereunder shall be treated as trustee-to-trustee transfers within 60 days of the distribution and shall be credited to the Affected Individual’s Rollover Account.

E.    An Affected Individual will certify, in accordance with the rules prescribed by the Plan Administrator, that he or she meets the requirements of an Affected Individual, and the Plan Administrator (or its delegate, as applicable) may rely on such certification.

F.    Definitions. For purposes of this Section 6.08, the following definitions shall apply:

(i)    “Coronavirus-Related Distribution” means any distribution on or after January 1, 2020 and before December 31, 2020 made to an Affected Individual.

(ii)    “Affected Individual” means a Participant who satisfies at least one of the following conditions: (a) he or she is diagnosed with the virus SARS-CoV-2 or with COVID-19 by a test approved by the Centers for Disease Control and Prevention (“CDC”); (b) his or her Spouse or dependent is diagnosed with SARS-CoV-2 or with COVID-19 by a test approved by the CDC; (c) he or she, his or her Spouse, or a member of his or her household (as defined below) experiences adverse financial consequences as a result of being quarantined, being furloughed, being laid off, having his or her work hours reduced due to SARS-CoV-2 or COVID-19, being unable to work due to lack of child care due to SARS-CoV-2 or COVID-19; or (d) the closing or reduction of hours of his or her business due to SARS-CoV-2 or COVID-19, or other factors as determined by the Secretary of the Treasury (or the Secretary’s delegate). For purposes of this Section 6.08(F)(ii), a member of a Participant’s household is someone who shares the Participant’s principal residence.”

5.    Effective April 13, 2020, a new Section 6.09 is added to the Plan to read as follows:

“Section 6.09     CORONAVIRUS RELATED LOANS. Notwithstanding any other provision of the Plan to the contrary, the following special rules apply to loans made to any Participant who is an Affected Individual, as defined in Section 6.08(F)(ii) of the Plan.

A.    The amount of any loan from the Plan during the Applicable Loan Period may not, when added to the outstanding balance of all loans made to such Participant who is an Affected Individual, exceed the lesser of $100,000 or one hundred percent (100%) of the Participant’s Nonforfeitable Account Balance. The $100,000 limit described in the preceding sentence shall be reduced by the excess (if any) of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made, over the outstanding balance of loans on the date on which such loan was made. For purposes of the above limitation, all loans from all plans of the Employer and any Related Employer, are aggregated. For purposes of this Section 6.09, the Participant’s Nonforfeitable Account Balance is determined as of the Valuation Date coinciding with or next preceding the date on which a properly completed request for a Coronavirus Related Loan is received by the Plan Administrator (or its delegate) or the Trustee, as applicable.

B.    For an Affected Individual with an outstanding loan on or after the Qualified Beginning Date, the due date of any loan repayment that is due during the period beginning on the Qualified Beginning Date and ending on December 31, 2020 may be delayed for up to one year. Any subsequent repayment with respect to such loan shall be adjusted to reflect the delay and any interest accruing during such delay. The five-year loan repayment schedule required under Code Section 72(p) shall be appropriately adjusted to reflect the period during which loan payments are delayed.

C.    For purposes of this Section 6.09, the following definitions shall apply:

(i)    “Applicable Loan Period” means the period beginning on March 27, 2020 and ending on September 22, 2020.

(ii)    “Qualified Beginning Date” means March 27, 2020.”

6.    All other provisions of the Plan shall remain in full force and effect.

CARDINAL HEALTH, INC.
FINANCIAL BENEFIT PLANS COMMITTEE

By:        /s/ Kendell F. Sherrer
        Kendell F. Sherrer

Its:        VP, Compensation and Benefits

Date:        December 22, 2021